Exhibit 10.1

MDJM LTD Reports 2019 Financial Results

TIANJIN, China, Apr. 28, 2020 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an integrated real estate services company in China, today announced its financial results for the 12 months ended December 31, 2019.

	For the Year Ended December 31,
($'000, except per share data)	2019	2018	% Change
Revenue	$5,680	$2,408	135.8%
Operating expenses	$5,321	$2,973	79.0%
Income (loss) from operations	$359	$(564)	163.7%
Operating income (loss) margin	6.3%	-23.4%	126.9%
Net profit (loss) attributable to MDJH	$453	$(516)	187.8%
Net profit (loss) per share	$0.04	$(0.05)	180.0%

* pp: percentage points

•	Revenue increased by 135.8% to $5.68 million for 2019, primarily attributable to contribution from new projects acquired since 2018.
•	The Company sold 1,960 units of properties for an aggregate of 186,971 square meters and $612.47 million in total sales value with an average commission rate of 0.94% in 2019, compared to 620 units for an aggregate of 86,533 square meters and $273.57 million in total sales value with an average commission rate of 0.87% in 2018.
•	Operating expenses increased by 79.0% to $5.32 million for 2019. The increase primarily resulted from increased payroll expenses and professional fees for being a Nasdaq listed public company since January 2019.
•	Operating margin was 6.3% for 2019, compared to operating loss margin of 23.4% for 2018. The improvement primarily resulted from increased revenue that more than offset increased operating expenses.
•	Net income attributable to shareholders was $0.45 million, or earnings per share of $0.04, for 2019. This compared to net loss attributable to shareholders of $0.52 million, or net loss per share of $0.05, for 2018.
•	As of December 31, 2019, the Company had 17 outstanding projects with total sales value of $1.11 billion and total square meters of 316,699.

“Following a setback in 2018 against the backdrop of Chinese government’s tightening policies and regulations implemented in the real estate market, we made a strong comeback in 2019 with the returns of both top-line growth and profitability, thanks to increased sale volume as well as improvement in average commission rate in our primary real estate agency service business,” said Mr. Siping Xu, Chairman and Chief Executive Officer of the Company.

“The Tianjin market remained our stronghold, and we made inroads into the Yangzhou, Chengdu, and Suzhou markets with each contributing 9%, 5%, and 3% of total revenue, respectively, in 2019. Our efforts in continuing to diversify our business also started to pay off with the real estate consulting services business growing by 199.5% and contributing 2.7% of total revenue in 2019. We also made progress in our tourism development services initiative with the signing of framework and cooperation agreements with several local governments and third parties. Looking ahead, despite the near-term challenges brought by the COVID-19 pandemic, we are confident in our long-term prospectus and strategy and look forward to another strong year in 2020,” concluded, Mr. Xu.

Financial Results for the Full Year of 2019

Revenue

For the 12 months ended December 31, 2019, revenue increased by $3.27 million, or 135.8%, to $5.68 million from $2.41 million for 2018. The increase of revenue was primarily attributable to new projects acquired since 2018. During 2019, the Company facilitated sales of 1,960 units of properties for an aggregate of 186,971 square meters and RMB 4.27 billion ($612.47 million) in total sales value with an average commission rate of 0.94%, compared to completed sales of 620 units for an aggregate of 86,533 square meters and RMB 1.88 billion ($273.57 million) in total sale value with an average commission rate of 0.87% for 2018.

As of December 31, 2019, the Company had 17 outstanding projects, including six ongoing projects from existing developer clients, five from new projects from existing developer clients and six from new clients/developers. These outstanding projects have total sales value of RMB7.70 billion (or $1.11 billion) and total square meters of 316,699. If all of the current outstanding projects were to be completed, the Company’s estimated revenues from such projects would be approximately $10 million based on contracted commission rates. However, since a project will normally take two to three years to be completed, and given the nature of its industry and the volatility of the market, the Company cannot be certain of the length of time each project will take to complete, or whether the projects will be completed at all.

Operating Expenses

	For the Year Ended December 31,
($'000)	2019	2018	% Change
Selling expenses	$187	$82	127.0%
Payroll, payroll taxes and others	3,711	2,215	67.5%
Professional fees	634	-	100%
Operating lease expense	185	142	30.2%
Depreciation and amortization	15	13	20.7%
(Reduction) provision for doubtful accounts, net	(39)	(146)	-73.4%
Other general and administrative	629	667	-5.8%
Total operating expenses	$5,321	$2,973	79.0%

Selling expenses increased by $0.10 million, or 127.0%, to $0.19 million for 2019 from $0.08 million for 2018. The increase of selling expenses was in line with the increased revenue in 2019.

Payroll, payroll taxes and others increased by $1.50 million, or 67.5%, to $3.71 million for 2019 from $2.21 million for 2018. Employee compensation is tied to sales. Sales related compensation, such as bonus and commission, increased as a result of the increased revenue in 2019.

Professional fees were $0.63 million for 2019, compared to $nil for 2018. The increase in professional fees resulted from being a U.S. public traded company since January 2019. Professional fees consist of legal, U.S. GAAP audit, consulting, investors relations, and other U.S. SEC filing related fees. Professional fees incurred in 2018 were included in offering costs, which was offset with additional paid in capital received in the Company’s initial public offering.

Operating lease expenses increased by $0.04 million, or 30.2%, to $0.18 million for 2019 from $0.14 million for 2018. The Company leases its offices under various non-cancelable lease agreements. As of December 31, 2019, it had one long-term lease which became effective on January 1, 2019 and will be valid through December 31, 2023. For other leases with lease terms of 12 months or less, the Company made an election to not recognize lease assets and lease liabilities.

Depreciation and amortization expense increased to $0.02 million for 2019 from $0.01 million for 2018. The increase resulted from new purchases of fixed assets in the amount of $0.07 million during 2019.

Reversal of allowance for doubtful accounts was $0.04 million for 2019, compared to $0.15 million for 2018.

Other general and administrative expenses decreased by $0.04 million, or 5.8%, to $0.63 million for 2019 from $0.67 million for 2018. The decrease resulted from reduced office expenses.

As a result, total operating expenses increased by $2.35 million, or 79.0%, to $5.32 million for 2019 from $2.97 million for 2018. The increase in operating expenses was primarily related to increased payroll expenses and professional fees as mentioned above.

Operating margin was 6.3% for 2019, compared to operating loss margin of 23.4% for 2018. The improvement in operating margin resulted from increased revenue that more than offset increased operating expenses.

Other Income

Total other income, including gain on disposal of asset, interest income and others, increased by $0.02 million, or 58.8%, to $0.04 million for 2019 from $0.03 million for 2018.

Income (Loss) before Income Tax

Income before income tax was $0.40 million for 2019, compared to loss before income tax of $0.54 million for 2018.

The Company paid income tax of $0.10 million in 2019, compared to $nil in 2018.

Net Income (Loss)

Net income was $0.30 million for 2019, compared to net loss of $0.54 million for 2018. After deduction of noncontrolling interest, net income attributable to shareholders was $0.45 million, or earnings per share of $0.04, for 2019. This compared to net loss attributable to shareholders of $0.52 million, or net loss per share of $0.05, for 2018.

Financial Conditions

As of December 31, 2019, the Company had cash and cash equivalents of $6.55 million, compared to $6.69 million as of December 31, 2018. Account receivable was $2.16 million at December 31, 2019, compared to $1.77 million as of December 31, 2018. As of December 31, 2019, the Company had current assets of $8.84 million and current liabilities of $0.69 million, leading to working capital of $8.15 million, compared to current assets, current liabilities and working capital of $8.74 million, $0.71 million and $8.03 million, respectively, as of December 31, 2018.

Net cash used in operating activities was $1,501 for 2019, compared to $0.64 million for 2018. Net cash used in investing activities was $0.19 million for 2019, compared to $1,215 for 2018. Net cash provided by financing activities was $0.07 million for 2019, compare to $4.10 million for 2018. The Company received net proceeds of $4.10 million and $0.07 million from the first and second closing of its initial public offering in late 2018 and January 2019, respectively.

Recent Developments

Because of the quarantines and travel restrictions mandated by the Chinese government in response to COVID-19, from the end of January to mid-March of 2020, many real estate projects the Company was promoting and selling were suspended, which adversely impacted its business during that period. However, because the Company’s operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, the Company believes this seasonality partially mitigated the adverse impact on its full-year operating results. Starting from the end of March 2020, these real estate projects began to reopen. Although the Company believes its operations have resumed to the level before the COVID-19 outbreak as of April 2020 and even though it currently expects to continue the promotion and sales of real estate projects as it typically did, to the extent that COVID-19 further impacts its promotion and sale of real estate projects, its financial condition, results of operations, and cash flows could be adversely affected.

About MDJM LTD

With branch offices in Tianjin, Chengdu, Suzhou, and Yangzhou, China, MDJM provides primary real estate agency services to real estate developer clients, as well as as-needed real estate consulting and independent training services. The Company also provides tourism development services, including real estate marketing and planning services, real estate agency services, and advertisement planning services. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com

Phone: +1-732-910-9692

MDJM LTD and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2019	2018	2017
Revenue	$5,679,977	$2,408,448	$5,532,244

Operating Expenses:
Selling expenses	186,641	82,225	263,797
Payroll, payroll taxes and others	3,710,697	2,214,975	3,067,837
Professional fees	634,372	-	-
Operating leases expenses	184,802	141,959	115,615
Depreciation and amortization	15,180	12,575	7,232
Reduction for doubtful accounts, net	(38,883)	(146,174)	194,149
Other general and administrative	628,608	667,267	293,931
Total Operating Expenses	5,321,417	2,972,827	3,942,561

Income (loss) from Operations	358,560	(564,379)	1,589,683

Other income:
Gain on disposal of asset	1,705	-	(1,213)
Gain on foreign currency exchange	12,072	-	-
Loss on disposal of subsidiary	(4,970)	-	-
Interest income	30,662	26,565	32,112
Other income (expense)	2,707	-	(57,028)
Total other income	42,176	26,565	(26,129)

Income (loss) before income tax	400,736	(537,814)	1,563,554
Income tax	(101,372)	-	(396,552)
Net income (loss)	299,364	(537,814)	1,167,002
Net loss attributable to noncontrolling interest	(153,742)	(21,843)	-
Net income (loss) attributable to MDJM Ltd shareholders	$453,106	$(515,971)	$1,167,002

Net income (loss) per ordinary share attributable to MDJM Ltd shareholders	$0.04	$(0.05)	$0.11

Weighted-average shares outstanding, basic and diluted	11,640,661	10,400,408	10,380,000

Comprehensive income (loss):
Net income (loss)	$299,364	$(537,814)	$1,167,002
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(53,156)	(170,344)	270,019
Total other comprehensive income (loss)	246,208	(708,158)	1,437,021
Comprehensive loss attributable to noncontrolling interest	(2,398)	(823)	-
Comprehensive income (loss) attributable to MDJM Ltd shareholders	$248,606	$(707,335)	$1,437,021

MDJM LTD and Subsidiaries

Consolidated Balance Sheets

As of December 31,

	2019	2018
Assets

Current Assets
Cash and cash equivalents	$6,552,677	$6,692,557
Accounts receivable, net of allowance for doubtful accounts $10,774 and $49,963, respectively	2,155,158	1,767,804
Other receivables	69,977	38,701
Prepaid expenses	60,020	235,642
Prepaid income tax	-	3,620
Total Current Assets	8,837,832	8,738,324

Property and equipment, net	70,154	21,302

Other Assets
Deferred tax assets	33,440	135,471
Operating lease assets, net	391,871	-
Other receivable - long term	99,532	-
Total Other Assets	524,843	135,471

Total Assets	$9,432,829	$8,895,097

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$460,690	$575,087
VAT and other taxes payable	107,662	137,695
Deferred income	26,429	-
Operating lease liabilities, current	91,737	-
Total Current Liabilities	686,518	712,782

Long-term operating lease liabilities	247,382	-

Total Liabilities	933,900	712,782

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,640,820 and 11,621,459 shares issued and outstanding as of December 31, 2019 and 2018, respectively	11,641	11,621
Additional paid in capital	6,734,681	6,664,295
Statutory reserve	262,954	232,542
Retained earnings	1,948,804	1,526,110
Accumulated other comprehensive loss	(280,345)	(229,587)
Total MDJM Ltd stockholders’ equity	8,677,735	8,204,981
Noncontrolling interest	(178,806)	(22,666)
Total Liabilities and Equity	$9,432,829	$8,895,097

MDJM LTD and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2019	2018	2017
Cash Flows from Operating Activities:
Net income (loss)	$299,364	$(537,814)	$1,167,002
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	15,180	12,575	7,232
(Reduction) increase of provision for doubtful accounts	(38,883)	(146,174)	194,149
Gain on foreign currency exchange	(12,072)	-	-
(Gain) loss on disposal of assets	(1,705)	-	1,213

Decrease in deferred tax assets	101,166	72,975	102,099
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivables	(374,592)	(83,189)	516,593
(Increase) decrease in other receivables	(4,630)	41,441	103,603
Decrease (increase) in prepaid expense	120,907	(150,273)	(297,392)
Decrease (increase) in prepaid income tax	3,605	(3,762)	-
(Decrease) increase in accounts payable and accrued expenses	(107,980)	131,876	(430,286)
(Decrease) increase in VAT and other tax payable	(28,518)	18,843	(50,753)
Increase in deferred income	26,657	-	-
Net Cash (Used in) Provided by Operating Activities	(1,501)	(643,502)	1,313,460

Cash Flows from Investing Activities:
Purchase of property and equipment	(66,354)	(1,215)	(19,659)
Advance made to deconsolidated subsidiary	(127,804)	-	-
Proceeds from disposal of asset	3,330	-	-
Net Cash Used in Investing Activities	(190,828)	(1,215)	(19,659)

Cash Flows from Financing Activities:
Proceeds from initial public offering - net of offering costs of $26,399, $2,103,816 and $0, respectively	70,406	4,103,479	-
Net Cash Provided by Financing Activities	70,406	4,103,479	-

Effect of exchange rate changes on cash and cash equivalents	(17,957)	116,055	161,593

Net (decrease) increase in cash and cash equivalents	(139,880)	3,574,817	1,455,394
Cash and cash equivalents - beginning of the year	6,692,557	3,117,740	1,662,346
Cash and cash equivalents - end of the year	$6,552,677	$6,692,557	$3,117,740

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$271,817	$294,454